July 31, 2018

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: David L. Orlic

RE:	Grosvenor Registered Multi-Strategy Fund (W), LLC

(File Nos. 333-211728 and 811-22857)

Post-Effective Amendment No. 3 to Registration Statement under the Securities Act of 1933; Amendment No. 11 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

(File Nos. 333-211729 and 811-22352)

Post-Effective Amendment No. 3 to Registration Statement under the Securities Act of 1933; Amendment No. 11 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

(File Nos. 333-211733 and 811-22353)

Post-Effective Amendment No. 4 to Registration Statement under the Securities Act of 1933; Amendment No. 13 to Registration Statement under the Investment Company Act of 1940

Dear Mr. Orlic:

This letter is in response to additional comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone on July 30, 2018, with respect to the registration statements (each a “Registration Statement”) filed under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”), by Grosvenor Registered Multi-Strategy Fund (W), LLC (the “W Fund”), Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “TI 1 Fund”) and Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “TI 2 Fund”) (each, a “Registrant” and collectively, the “Registrants”).

This letter responds to the Staff’s request for additional information regarding comments relating to the Registrants’ Registration Statements that were originally addressed in a letter to the staff dated July 27, 2018 (“Original Letter”). Changes in response to the Staff’s additional Comments as described below will be made in the Registrants’ definitive forms of Registration Statements, which will be filed pursuant to Rule 497(c) under the 1933 Act.

We have, for the convenience of the Staff, repeated below the additional Comments followed by the Registrants’ responses. Defined terms not defined herein have the same meanings as used in the Registration Statements.

1.

In the Original Letter, the Staff asked the Registrants to revise the third paragraph under the heading “Redemptions and Repurchases of Shares by the Fund,” to clarify how the Registrants will comply with Rule 13e-4(f)(3) of the Securities and Exchange Act of 1934, as amended. The Registrants accepted this comment and made corresponding disclosure changes. The Staff now asks the Registrants to make further revisions to clarify that mandatory redemptions will not discriminate unfairly against any Member.

U.S. Securities and Exchange Commission July 31, 2018 Page 2 of 4

Response: In response to the Staff’s additional Comment, each Registrant will revise its Registration Statement as follows:

If a repurchase offer is oversubscribed by Members who tender their Shares for repurchase (in other words, if the amount of Shares tendered exceeds the amount that the Fund has offered to repurchase), the Fund will repurchase only a pro rata portion of the Shares tendered by each Member. Similarly, if an offer to repurchase interests in the Master Fund is oversubscribed, the Master Fund will repurchase only a pro rata portion of the interests tendered by the Fund to the Master Fund, unless the offer to repurchase interests in the Master Fund is increased and extended, and accordingly the Fund may be required to scale down the repurchase of Shares from Members. If the offer to repurchase interests in the Master Fund is extended, the Fund will receive notice of such extension. In addition, a Member who tenders for repurchase only a portion of such Member’s Shares will be required to continue to own Shares having a net asset value not less than $25,000, or such lesser amount as may be established by the Board of Directors. ~~If a Member tenders an amount that would cause the Member’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained.~~ In the event that a Member’s investment falls below the required minimum due to the repurchase by the Fund of Shares on a pro rata basis, the Fund shall waive the required minimum amount. Additionally, the Fund will only repurchase securities in accordance with Rule 13e-4 of the Securities Exchange Act of 1934, as amended, (the “Securities Exchange Act”) ~~, and if~~. Mandatory redemptions will not discriminate unfairly against any Member and, in the event that less than all of the ~~outstanding securities are repurchased, the repurchase~~ Shares are redeemed, the redemptions will occur on a pro-rata basis, or in such other manner as it will not discriminate unfairly against any Shareholder.

2.

In the Original Letter, with respect to the Expense Example table, the Staff asked the Registrants to include appropriate disclosure stating that the numbers in the table reflect the fee waiver only for the one year period. The Registrants respectfully declined to make any changes in response to this comment, noting that the disclosure requested by the Staff was not required by Item 3 of Form N-2.

The Staff now repeats this comment, asking the Registrants to include the requested disclosure. The Staff acknowledges that this disclosure is not required by Form N-2 or Form N-1A, but it is their position that it be included.

Response:     In response to the Staff’s additional Comment, each Registrant will revise its Registration Statement to include the requested disclosure.

3.

In the Original Letter, in the section “Investment Policies and Restrictions,” the Staff asked the Registrants to consider clarifying the disclosure that states that “the Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry, except that: … the Fund (if it invests directly in Investment Funds rather than investing in the Master Fund) and the Master Fund will invest 25% or more of the value of their total assets in Investment Funds, except during temporary adverse market conditions affecting Investment Funds in which they may invest, but will not invest 25% or more of the value of their total assets in Investment Funds that focus on investing in any single

U.S. Securities and Exchange Commission July 31, 2018 Page 3 of 4

industry or group of related industries.” The Registrants respectfully declined to make any changes in response to this comment, noting that the restriction is designated as fundamental, and therefore may not be changed without the approval of a majority of the Registrants’ outstanding securities (as defined in the 1940 Act).

The Staff now repeats this comment, and clarifies that it was not asking the Registrants to change the fundamental investment policy, but rather to clarify the meaning of the fundamental investment policy.

Response:     The Registrants respectfully decline to make any changes in response to this additional Comment, as including such disclosure may impermissibly change the meaning of the fundamental investment policy.

4.

In Comment 9 of the Original Letter, the Staff noted that in Appendix A to the TI 1 Fund’s Registration Statement, the disclosure states that “The returns do not include any upfront sales load that may be charged by an investor’s financial intermediary and if included, the maximum 1.25% upfront sales load would reduce the performance presented.” The Staff believed that sales loads should be reflected. The Registrants respectfully declined to make any changes in response to this comment.

The Staff now repeats this comment, and clarifies that it was asking the Registrants to confirm that the sales loads are reflected in the annualized return chart. The Staff acknowledges that neither Form N-2 nor Form N-1A require the Registrants to reflect sales loads in the monthly performance charts.

Response:     In response to the Staff’s additional Comment, each Registrant will remove the annualized return chart from its Registration Statement.

5.

The Staff notes that in Appendix A, the disclosure states that: “Returns are net of management fees and expenses, and also reflect the fees and expenses borne by the Master Fund as an investor in underlying Investment Funds.” Please consider clarifying this disclosure to state that returns reflect all fees and expenses borne by the Master Fund and the Fund.

Response:     The Registrants respectfully decline to make any changes in response to this additional comment. The Registrants believe that the disclosure accurately describes the performance information shown.

6.

With respect to Appendix A, the Staff asks the Registrants to consider revising the monthly performance charts to separate the returns of the Master Fund from 2003 to 2009 from the returns of the Registrant from 2010 to 2018.

Response:     The Registrants respectfully decline to make any changes in response to this additional Comment. The Registrants note that the performance information, as shown, is consistent with the applicable requirements of Form N-2 and Form N-1A.

Thank you for your attention to these matters. If you have any questions regarding these responses, please feel free to call me at (617) 951-9053 or George Zornada at (617) 261-3231.

Sincerely,

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/s/ Abigail P. Hemnes

Abigail P. Hemnes